JOGALONG STROLLER, LLC

Financial Statements With Independent Accountant's Review Report

For the Years Ended December 31, 2019 and 2018

JOGALONG STROLLER, LLC
Financial Statements With Independent Accountants' Review Report
For the Years Ended December 31, 2019 and 2018

TABLE OF CONTENTS

ADAMS BROWN BERAN & BALL chartered

Phone (316) 683-2067 ▪ Fax (316) 683-2822 ▪ www.abbb.com
545 N. Woodlawn Blvd.
Wichita, Kansas 67208

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Member
JogAlong Stroller, LLC
Wichita, Kansas

We have reviewed the accompanying financial statements of **JogAlong Stroller, LLC** (a limited liability company), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income and member's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Adams, Brown, Beran & Ball, Chartered

ADAMS, BROWN, BERAN & BALL, CHTD.
Certified Public Accountants

May 1, 2020

JOGALONG STROLLER, LLC

Balance Sheets

December 31, 2019 and 2018

ASSETS

		2019	2018
Current Assets			
Cash	$	**121**	516

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)

		2019	2018
Current Liabilities			
Accounts Payable	$	**3,442**	3,441
Long-Term Liabilities			
Note Payable to Member		**129,478**	72,480
Total Liabilities		**132,920**	75,921
Member's Equity (Deficit)			
Member's Equity (Deficit)		**(132,799)**	(75,405)
Total Liabilities and Member's Equity (Deficit)	$	**121**	516

See accompanying notes and independent accountants' review report.

JOGALONG STROLLER, LLC
Statements of Income and Member's Equity
For the Years Ended December 31, 2019 and 2018

	2019	2018
Revenues	$ -	-
Operating Expenses		
Marketing and Advertising	21,663	11,167
General and Administrative Expenses	6,643	6,224
Product Development Expense	11,917	4,854
Professional Fees	11,535	7,536
Utilities	588	-
Travel and Transportation	4,993	2,260
Filling Fees	55	55
Total Operating Expenses	57,394	32,096
Net Loss	(57,394)	(32,096)
Beginning Member's Equity (Deficit)	(75,405)	(43,309)
Ending Members's Equity (Deficit)	$ (132,799)	(75,405)

JOGALONG STROLLER, LLC
Statements of Cash Flows
For the Years Ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ **(57,394)**	(32,096)
Adjustments to Reconcile Net Loss to Net Cash		
Used by Operating Activities		
Increase (Decrease) in		
Trade Accounts Payable	**1**	3,151
Accrued Liabilities	**-**	(2)
Net Cash Used for Operating Activities	**(57,393)**	(28,947)
Cash Flows From Financing Activities		
Proceeds from Note Payable to Member	**56,998**	28,926
Net Decrease in Cash	**(395)**	(21)
Cash - Beginning of Year	**516**	537
Cash - End of Year	$ **121**	516

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
JogAlong Stroller, LLC (the Company) is a single member limited liability company which began operations in 2014. The Company is in a start-up phase and intends to produce and sell high-end sports strollers.

Method of Accounting
The financial statements of the Company have been prepared utilizing the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
For purposes of the statements of cash flows, the Company considers checking accounts, savings accounts and petty cash to be cash.

Advertising
The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2019 and 2018 was $21,663 and $11,167, respectively.

Income Taxes
The Company is treated as a disregarded entity for income tax purposes and does not incur income taxes. Instead, its earnings and losses are included on the personal return of the sole member and taxed depending on his personal tax situation. No provision or liability for income taxes has been included in these financial statements.

The sole member files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The sole member is subject to U.S. federal or state income tax examinations by tax authorities generally for a period of three years after the filing of tax returns.

NOTE 2 – NOTE PAYABLE TO MEMBER

JogAlong Stroller, LLC has a note payable to its sole member. The note has an interest rate of 0% and is due 13 months after demand. The balance on the note was $129,478 and $72,480 as of December 31, 2019 and 2018, respectively. Total interest paid for the years ended December 31, 2019 and 2018 was $0.

NOTE 3 – COMPANY CONDITION

The Company had net losses of $(57,394) and $(32,096) for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019 , the Company had a net member's deficit of $132,799.

Management is working towards obtaining additional funding which would allow the Company to bring its primary product to market. Due to the uncertain nature of the outcome of management's plan to obtain additional capital, substantial doubt remains regarding the Company's ability to continue as a going concern.

NOTE 4 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 1, 2020, which is the date the financial statements were available to be issued.